Macro Risk Advisors, LLC
Statement of Financial Condition
As of December 31, 2015

Assets

Cash	$ 2,154,096
Accounts receivable	1,763,130
Receivables from brokers and dealers	2,645,926
Prepaid expenses	5,131
Other assets	9,407
Total assets	$ 6,577,690

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 1,716,817
Total liabilities	1,716,817
Member's equity	4,860,873
Total Liabilities and Member's Equity	$ 6,577,690

The accompanying notes are an integral part of this Statement of Financial Condition